Filed by Fiserv, Inc.
                           Pursuant to Rule 425 under the Securities Act of 1933
                                        and deemed filed pursuant to Rule 14a-12
                                       under the Securities Exchange Act of 1934

                                                  Subject Company:  AVIDYN, Inc.
                                                 Commission File No.:  001-11922


[OBJECT OMITTED] AVIDYN LOGO
ehealth for the enterprise
                                                      NEWS RELEASE

                                                      For Immediate Release

                                                      CONTACT: Randall D. Kurtz
                                                               972.447.6450
                                                               rkurtz@avidyn.com

             AVIDYN, Inc. and Fiserv, Inc. Announced Exchange Ratio

Dallas, Texas, January 8, 2003-Fiserv, Inc. (Nasdaq: FISV) and AVIDYN, Inc. (Nasdaq: ADYN) today announced that the ratio to be used to determine the number of shares of Fiserv common stock to be issued for each outstanding share of AVIDYN common stock in the previously announced proposed merger of AVIDYN with a subsidiary of Fiserv is 0.0856. The ratio is based on the average closing sale price per share of Fiserv stock over a 20-trading-day period that ended on January 8, 2003 of $33.8985, as provided in the merger agreement.

The proposed merger is subject to the approval of AVIDYN's stockholders, who will vote on the merger at AVIDYN's special meeting of shareholders to be held on January 10, 2003. If AVIDYN's stockholders approve the proposed merger at the special meeting, Fiserv and AVIDYN currently anticipate that the merger will be completed shortly after the special meeting. AVIDYN shares will cease trading on the Nasdaq SmallCap upon completion of the merger.

AVIDYN, Inc. (Nasdaq: ADYN) is a leading health care information services company providing enterprise business solutions for the health care industry. Based in Dallas, Texas, the company delivers dynamic products for niche health care segments through two wholly owned subsidiaries: ppoONE, Inc. and ValueCHECK, Inc. As an Applications Service Provider (ASP), ppoONE is a market leader in claims repricing and data management for Preferred Provider Organizations (PPOs), Third Party Administrators (TPAs), health care plans and insurance carriers nationwide. ValueCHECK is a turnkey outsource solution to utilization review and case management serving TPAs, PPOs, health care plans and insurance carriers nationwide. For more information, visit www.avidyn.com.

Fiserv, Inc. (Nasdaq: FISV) is an independent, full-service provider of integrated data processing and information management systems to the financial industry. As a leading technology resource, Fiserv serves more than 13,000 financial service providers worldwide, including banks, broker-dealers, credit unions, financial planners/investment advisers, insurance companies and agents, mortgage banks and savings institutions. Headquartered in Brookfield, Wisconsin, Fiserv also can be found on the Internet at www.fiserv.com.

Certain matters discussed in this press release are "forward-looking statements" intended to qualify for the safe harbors from liability established by the Private Securities Litigation Reform Act of 1995. These forward-looking statements can generally be identified as such because the context of the statement will include words such as "believes," "anticipates," or "expects," or words of similar import. Such forward-looking statements are subject to certain risks and uncertainties which could cause actual results to differ materially from those currently anticipated. Such risks and uncertainties include, among others, failure of the merger to be consummated in a timely manner or at all, failure of AVIDYN stockholders to approve the merger, the risk that AVIDYN's business will not be integrated successfully into Fiserv, failure to successfully manage relationships with customers during the pendency of and following the transaction, failure to realize anticipated synergies and cost savings and other factors discussed in the filings of Fiserv and AVIDYN with the Securities and Exchange Commission. Investors should consider these factors carefully in evaluating the forward-looking statements and are cautioned not to place undue reliance on such forward-looking statements.

16980 Dallas Pkwy., Suite 120, Dallas, TX 75248
ph(972)447-6447 fax (972)447-6499
avidyn.com

     In connection with the proposed merger, Fiserv and AVIDYN have filed a proxy statement/prospectus concerning the proposed merger, and they will file other relevant documents concerning the proposed merger, with the SEC. INVESTORS AND SECURITY HOLDERS ARE ADVISED TO READ THE PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION CONCERNING THE PROPOSED MERGER. Investors and security holders may obtain a copy of the proxy statement/prospectus and other relevant documents concerning the proposed merger filed by Fiserv and AVIDYN with the SEC free of charge at the SEC's web site at http://www.sec.gov. Copies of the proxy statement/prospectus and each company's other filings with the SEC may also be obtained free of charge from the respective companies. Fiserv filings may be obtained by directing a request to Fiserv, Inc., Attention: Charles W. Sprague, Secretary, 255 Fiserv Drive, Brookfield, Wisconsin, 53045. AVIDYN filings may be obtained by directing a request to AVIDYN, Inc., Attention: Randall D. Kurtz, Chief Financial Officer, 16980 Dallas Parkway, Suite 120, Dallas, Texas 75248.


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16980 Dallas Pkwy., Suite 120, Dallas, TX 75248
ph(972)447-6447 fax (972)447-6499
avidyn.com